Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Earnings:
Income (loss) before income taxes	$36	$(13)	$56	$(29)
Less: capitalized interest	(2)	(14)	(4)	(28)
Add:
Fixed charges	76	84	152	172
Amortization of capitalized interest	1	1	1	1

Adjusted earnings	$111	$58	$205	$116

Fixed charges:
Interest expense	$47	$55	$94	$112
Amortization of debt costs	2	1	4	3
Rent expense representative of interest	27	28	54	57

Total fixed charges	$76	$84	$152	$172

Ratio of earnings to fixed charges (1)	1.46	—	1.35	—

(1)	Earnings were inadequate to cover fixed charges by $26 and $56 million for the three and six months ended June 30, 2008, respectively.